Exhibit 4.3

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12

OF THE SECURITIES EXCHANGE ACT OF 1934

General

On May 27, 2020, Tuesday Morning Corporation (“Tuesday Morning” or the “Company”) and certain of its direct and indirect subsidiaries (collectively with Tuesday Morning, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code (the “Bankruptcy Code”) in the U.S. Bankruptcy Court for the Northern District of Texas (“Bankruptcy Court”).

On December 23, 2020, the Bankruptcy Court entered the Order Confirming the Revised Second Amended Joint Plan of Reorganization of Tuesday Morning Corporation, et al. Pursuant to Chapter 11 of the Bankruptcy Code (the “Confirmation Order”), which approved and confirmed Tuesday Morning’s Revised Second Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code (the “Plan of Reorganization”).

On December 31, 2020, the Plan of Reorganization became effective and the Debtors emerged from their Chapter 11 cases. Pursuant to the Plan of Reorganization, each outstanding share of the Company’s common stock as of the close of business on January 4, 2021, was exchanged for (1) one new share of the Company’s common stock, par value $0.01 per share (the “Common Stock”) and (2) a share purchase right entitling the holder to purchase its pro rata portion of shares available to eligible holders in a $40 million rights offering (the “Rights Offering”). In the Rights Offering, eligible holders of the Common Stock were authorized to purchase up to $24 million of shares of the Common Stock at a purchase price of $1.10 per share, and Osmium Partners (Larkspur SPV) LP (the “Backstop Party”) was authorized to purchase up to $16 million of shares of the Common Stock at a purchase price of $1.10 per share. Pursuant to a backstop commitment agreement, the Backstop Party agreed to purchase all unsubscribed shares in the Rights Offering (the “Backstop Commitment”).

On February 9, 2021, the Company completed the Rights Offering. Pursuant to the Rights Offering, the Company issued 18,023,226 shares of the Common Stock to eligible holders and 18,340,411 shares of the Common Stock to the Backstop Party (the “Backstop Party Rights Offering Shares”). In addition, as consideration for providing the Backstop Commitment, the Company issued to the Backstop Party 1,818,182 additional shares of Common Stock (the “Backstop Commitment Shares”) and a warrant (the “Warrant”) to purchase up to 10,000,000 shares of the Company’s Common Stock (the “Warrant Shares”) at a price of $1.65 per share with a five year term. Following the completion of these transactions on February 9, 2021, the Company had 86,145,304 shares of Common Stock outstanding.

From January 13, 2021 through May 24, 2021, the Common Stock has traded on the OTCQX market. Since May 25, 2021, the Common Stock has traded on The Nasdaq Capital Market under the symbol of “TUEM.”

The following summary is not intended to be a complete description of the Common Stock and is qualified in its entirety by reference to the provisions of applicable law and to Tuesday Morning's certificate of incorporation and by-laws, filed as exhibits 3.1 and 3.2 to the Company’s Annual Report on Form 10-K.

Authorized Capitalization

The authorized capital stock of the Company currently consists of 210,000,000 shares, of which (1) 200,000,000 shares are designated as the Common Stock; and (2) 10,000,000 shares are designated as preferred stock, $0.01 par value. As of June 30, 2021, there were 86,204,572 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Common Stock

Holders of shares of the Common Stock are entitled to one vote for each share held of record on any matter submitted to the holders of the Common Stock for a vote and do not have cumulative voting rights. All shares of the Common Stock outstanding are fully paid and nonassessable. Subject to the rights of the holders of any outstanding shares of preferred stock and any restrictions that may be imposed by any lender to Tuesday Morning, holders of the Common Stock are entitled to receive such dividends, if any, as may be declared by the board of directors out of legally available funds. In the event of the liquidation, dissolution or winding up of Tuesday Morning, holders of the Common Stock are entitled to share equally and ratably, based on the number of shares held, in the assets, if any, remaining after payment of all of Tuesday Morning's debts and liabilities and the liquidation preference of any outstanding preferred stock. The shares of the Common Stock are neither redeemable nor convertible, and the holders of the Common Stock have no preemptive rights to subscribe for or purchase any additional shares of capital stock issued by Tuesday Morning.

Preferred Stock

Tuesday Morning's certificate of incorporation authorizes its board of directors, subject to any limitations prescribed by law, to issue shares of preferred stock in one or more series without shareholder approval. Each such series of preferred stock will have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as will be determined by the board of directors. The purpose of authorizing the board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of Tuesday Morning's outstanding voting stock.

Delaware Takeover Statute

Tuesday Morning is not subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prohibits a Delaware corporation from engaging in a "business combination" with an interested shareholder for three years following the date of the transaction on which an interested shareholder became such, unless the interested shareholder attained such status with the approval of the board of directors or the business combination is approved in a prescribed manner, or certain other conditions are satisfied. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an interested shareholder is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of a corporation's voting stock.

Directors

Pursuant to the Plan of Reorganization, the Board of Directors of the Company was established as of December 31, 2020 with a membership consisting of nine directors, which included five continuing directors of the Company, the three new director (the “Osmium Directors”) appointed by the Osmium Group (as defined below), and one new director appointed by the equity committee (the “EC Director”) in the Company’s bankruptcy case. Under the terms of the Directors Agreement, dated December 31, 2021 (the “Directors Agreement”), among the Company, Osmium Partners and the Backstop Party, Osmium Partners and the Backstop Party (the “Osmium Group”) will be entitled to appoint one additional director if the Company fails to meet certain financial standards set forth in the Directors Agreement. Pursuant to the Directors Agreement, the Board of Directors of the Company shall take all necessary actions to nominate the Osmium Directors for election at the Company’s 2021 annual meeting of stockholders. The Directors Agreement includes certain standstill provisions applicable to the Osmium Group that remain in effect until the first day to submit stockholder director nominations for the 2022 annual meeting of stockholders, including, but not limited to, certain limitations on the acquisition of the Common Stock, engaging in proxy solicitations and seeking to submit nominations in furtherance of a contested solicitation for the election or removal of directors with respect to the Company. The terms of the Directors Agreement, a copy of which is filed as an exhibit to the Company’s Annual Report on Form 10-K, are incorporated herein by reference.

Directors elected by stockholders shall be determined by a plurality of the votes cast. There is no cumulative voting in the election of directors. All directors will be in one class and serve for a term ending at the annual meeting following the annual meeting at which the director was elected or, if later, the date their successor is elected.

Limitation of Liability of Directors

The Company’s certificate of incorporation limits the liability of directors for monetary damages for breaches of fiduciary duties to the fullest extent permitted by Delaware law.  In addition, the Company’s certificate of incorporation and by-laws provide that the Company will indemnify its directors and officers to the fullest extent permitted by Delaware law.

The Company’s certificate of incorporation and by-laws provide that it will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to the Company, which may include services in connection with takeover defense measures.

Provisions of our Certificate of Incorporation and Bylaws May Impact a Change of Control

Provisions in the Company’s certificate of incorporation and bylaws will have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	the ability of the Company’s Board of Directors to issue shares of the Common Stock and preferred stock without stockholder approval;

•

a requirement that stockholder meetings may only be called by the Company’s President, Chief Executive Officer, the Chairman of the Board or at the written request of a majority of the directors then in office and not the Company’s stockholders;

•	a prohibition of cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•	the ability of the Company’s Board of Directors to make, alter or repeal our bylaws without further stockholder approval;

•	the requirement for advance notice for nominations for directors to the Company’s Board of Directors and for proposing matters that can be acted upon by stockholders at stockholder meetings; and

•	the restrictions on transfer of the Common Stock described below under “Ownership Restrictions to Preserve Tax Attributes.”

Ownership Restrictions to Preserve Tax Attributes

Through the Company’s amended certificate of incorporation that became effective on December 31, 2020, the Company’s prior certificate of incorporation was amended by (1) increasing the number of authorized shares of common stock from 100 million shares to 200 million shares, (2) adding a provision restricting the issuance of non-voting equity securities as required by Section 1123 of the Bankruptcy Code, and (3) adding a provision designed to assist the Company in preserving certain tax attributes (the “Tax Benefits”), as discussed below.

In order to continue to assist the Company in preserving certain tax attributes (the “Tax Benefits”), the Company’s certificate of incorporation imposes certain restrictions on the transferability and ownership of the Company’s capital stock (the “Ownership Restrictions”). Subject to certain exceptions, the Ownership Restrictions restrict (i) any transfer that would result in any person acquiring 4.5% or more of the Common Stock, (ii) any transfer that would result in an increase of the ownership percentage of any person already owning 4.5% or more of the Common Stock, or (iii) any transfer during the five-year period following December 31, 2020 that would result in a decrease of the ownership percentage of any person already owning 4.5% or more of the Common Stock. Pursuant to the Company’s certificate of incorporation, any transferee receiving shares of the Common Stock that would result in a violation of the Ownership Restrictions will not be recognized as a stockholder of the Company or entitled to any rights of stockholders. The Company’s certificate of incorporation allows the Ownership Restrictions to be waived by the Company’s board of directors on a case by case basis. The board of directors has taken action to waive the restrictions with respect to sales of shares acquired in the Rights Offering by the Backstop Party.

The Ownership Restrictions will remain in effect until the earliest of (i) the repeal of Section 382 of the Internal Revenue Code or any successor statute if the board of directors determines the Ownership Restrictions are no longer necessary for preservation of the Tax Benefits, (ii) the beginning of a taxable year in which the board of directors determines no Tax Benefits may be carried forward, or (iii) such other date as shall be established by the board of directors.

Warrant

On February 9, 2021, the Company issued the Warrant to the Backstop Party to purchase up to 10,000,000 shares of the Common Stock at a price of $1.65 per share with a five year term. The terms of the Warrant, a copy of which is filed as Exhibit 4.1 to this registration statement, are incorporated herein by reference.

Registration Rights Agreement

On February 9, 2021, the Company entered into a Registration Rights Agreement with the Backstop Party (the “Registration Statement”), pursuant to which the Company agreed to file a registration statement for the offer and resale of the Backstop Party Rights Offering Shares, the Backstop Commitment Shares and the Warrant Shares. The Backstop Party has customary demand, underwritten offering and piggyback registration rights, subject to the limitations set forth in the Registration Rights Agreement. The Registration Rights Agreement contains other customary terms and conditions, including, without limitation, provisions with respect to blackout periods and indemnification. The terms of the Registration Rights Agreement, a copy of which is filed as Exhibit 4.2 to this registration statement, are incorporated herein by reference.

 Transfer Agent and Registrar

The Transfer Agent and Registrar for the Common Stock is Computershare, Inc. Its address is 250 Royall Street, Canton, Massachusetts 02021, and its telephone number at this location is (877) 268-3016.